                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2007

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X    Form 40-F
               ---             ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No  X
         ---      ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______)

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's general mandate to issue shares and proposed re-election and appointment of directors and supervisors.

-------------------------------------------------------------------------------
        THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
-------------------------------------------------------------------------------

IF YOU ARE IN ANY DOUBT as to any aspect of this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

IF YOU HAVE SOLD OR TRANSFERRED all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

                        (PETROCHINA COMPANY LIMITED LOGO)

                              (Chinese Characters)

                           PETROCHINA COMPANY LIMITED

 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (STOCK CODE: 857)

                       GENERAL MANDATE TO ISSUE SHARES AND
                     PROPOSED RE-ELECTION AND APPOINTMENT OF
                            DIRECTORS AND SUPERVISORS

IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING THE GENERAL MANDATE TO ISSUE SHARES AND PROPOSED RE-ELECTION AND APPOINTMENT OF DIRECTORS AND SUPERVISORS, SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTIONS TO BE TABLED AT THE ANNUAL GENERAL MEETING.

A notice convening the annual general meeting to be held at Crowne Plaza Beijing Park View Wuzhou Hotel, No. 8 North Si Huan Zhong Road, Chaoyang District, Beijing, the People's Republic of China (Post Code 100101) on 16 May 2007 at 9 a.m. is set out on pages 9 to 13 of this circular. A form of proxy for use in connection with the annual general meeting is enclosed herewith. Whether or not you are able to attend the AGM, please complete and return the proxy form accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

                                                                   30 March 2007

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
INTRODUCTION ............................................................     3

GENERAL MANDATE TO ISSUE SHARES .........................................     3

PROPOSED RE-ELECTION AND APPOINTMENT OF DIRECTORS AND SUPERVISORS .......     4

DISPOSAL OF 70% INTEREST IN CHINA UNITED OIL ............................     6

ANNUAL GENERAL MEETING ..................................................     7

RECOMMENDATIONS .........................................................     7

PROCEDURES FOR DEMANDING A POLL .........................................     8

NOTICE OF ANNUAL GENERAL MEETING ........................................     9

                                   DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

"ADS(s)" the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each of the ADS representing 100 H Shares

"AGM" the annual general meeting of the Company to be held on 16 May 2007 at Crowne Plaza Beijing
                                 Park View Wuzhou Hotel, No. 8 North Si Huan
                                 Zhong Road, Chaoyang District, Beijing, the PRC
                                 (Post Code 100101) at 9 a.m.

"AGM Notice"                     the notice of the AGM as set out on pages 9 to
                                 13 of this circular

"Articles of Association"        the articles of association of the Company

"Board"                          the board of Directors of the Company

"China United Oil"               (Chinese Characters) (China National United Oil
                                 Corporation*), a company incorporated under the
                                 laws of the PRC, which is 70% owned by the
                                 Company and 30% owned by Sinochem Corporation
                                 (Chinese Characters)

"Company"                        (Chinese Characters) (PetroChina Company
                                 Limited), a joint stock company limited by
                                 shares incorporated in the PRC on 5 November
                                 1999 under the PRC Company Law, the H Shares of
                                 which are listed on the Stock Exchange with
                                 ADSs listed on the New York Stock Exchange

"CNPC"                           (Chinese Characters) (China National Petroleum
                                 Corporation), the controlling shareholder of the Company

"Director(s)"                    the director(s) of the Company

"Disposal"                       the transaction contemplated under the Equity
                                 Transfer Agreement

"Disposal Circular"              the circular containing details of the
                                 Disposal, the letter from the independent board
                                 committee and the letter from the independent
                                 financial adviser despatched by the Company on
                                 even date together with this circular and the
                                 AGM Notice

"Domestic Share(s)"              the domestic shares issued by the Company to
                                 domestic investors and denominated in Renminbi

"Equity Transfer Agreement"      the equity interest transfer agreement dated 18
                                 March 2007 entered into between the Company and
                                 CNPC in relation to the disposal of 70% equity
                                 interest in China United Oil, details of which
                                 are set out in the Disposal Circular

"Group"                          the Company and its subsidiaries

"H Share(s)"                     the overseas-listed foreign share(s) in the
                                 Company's share capital, with a nominal value
                                 of RMB1.00 each, which are listed on the Stock
                                 Exchange and subscribed for in Hong Kong
                                 dollars, and which include the H Share(s) and
                                 the underlying ADS(s)

"Hong Kong"                      the Hong Kong Special Administrative Region of
                                 the PRC

"Independent Shareholder(s)"     Shareholder(s) of the Company other than CNPC
                                 and its associates, as defined under the
                                 Listing Rules

"Latest Practicable Date"        27 March 2007, being the latest practicable
                                 date for the inclusion of certain information
                                 in this circular prior to its publication

"Listing Rules"                  the Rules Governing the Listing of Securities
                                 on The Stock Exchange of Hong Kong Limited

"PRC" the People's Republic of China excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan

"Relevant Period"                the period as defined in resolution no. 12 of
                                 the AGM Notice

                                   DEFINITIONS

"RMB"                            Renminbi yuan, the lawful currency of the PRC

"Shareholder(s)"                 holder(s) of Shares of the Company

"Share(s)"                       shares of the Company, including the
                                 State-owned Share(s) and the H Share(s)

"State-owned Shares(s)"          ordinary share(s) of nominal value of RMB1.00
                                 each in the share capital of the Company and
                                 held by CNPC

"Stock Exchange"                 The Stock Exchange of Hong Kong Limited

"Supervisor(s)"                  the supervisor(s) of the Company

*    for identification purpose only

                            LETTER FROM THE CHAIRMAN

                        (PETROCHINA COMPANY LIMITED LOGO)

                              (Chinese Characters)

                           PETROCHINA COMPANY LIMITED

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (STOCK CODE: 857)

BOARD OF DIRECTORS:                     LEGAL ADDRESS:
Chen Geng (Chairman)                    World Tower
Jiang Jiemin (Vice-chairman)            16 Andelu
Zheng Hu                                Dongcheng District
Zhou Jiping                             Beijing 100011
Duan Wende                              PRC
Wang Yilin
Zeng Yukang
Gong Huazhang
Jiang Fan
Chee-Chen Tung*
Liu Hongru*
Franco Bernabe*

*    Independent non-executive Directors

To the Shareholders

                                                                   30 March 2007

Dear Sirs

                       GENERAL MANDATE TO ISSUE SHARES AND
                     PROPOSED RE-ELECTION AND APPOINTMENT OF
                            DIRECTORS AND SUPERVISORS

INTRODUCTION

     The purpose of this circular is to provide you with information regarding the proposed general mandate to issue new Shares and re-election and appointment of Directors and Supervisors in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the AGM.

GENERAL MANDATE TO ISSUE SHARES

     At the annual general meeting of the Company held on 26 May 2006, a general mandate was given to the Directors to issue shares. The general mandate will lapse at the conclusion of the AGM unless renewed. Accordingly, in order to ensure flexibility and to give discretion to the Directors in the event that it becomes

                            LETTER FROM THE CHAIRMAN

desirable to issue any shares, a special resolution will be proposed at the AGM to renew the unconditional mandate to the Directors that during the Relevant Period, to separately or concurrently, issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company and to make or grant offers, agreements or options in respect thereof, of not more than 20% of each of its existing domestic shares and overseas listed foreign shares of the Company in issue as at the date of the relevant resolution to be proposed and passed at the AGM (the "GENERAL ISSUANCE MANDATE"). The Directors have no present intention to issue any new Shares pursuant to the General Issuance Mandate. Save for the existing general mandate, the Company did not obtain any other special mandate to issue new Shares in the past 12 months.

     The Company shall obtain the approval of the China Securities Regulatory Commission for any issue of new shares under the General Issuance Mandate.

PROPOSED RE-ELECTION AND APPOINTMENT OF THE DIRECTORS AND SUPERVISORS

     The Board currently comprises twelve Directors including the Chairman, the Vice-chairman, one executive Director, six non-executive Directors and three independent non-executive Directors, while the supervisory committee comprises seven Supervisors, including two independent Supervisors.

     In accordance with the Articles of Association, all Directors and Supervisors will hold office for a term of three years, and being eligible, may offer themselves for re-election.

     Mr. Chen Geng, Chairman of the Board of the Company, has notified the Board that due to his cessation to become the General Manager of CNPC in November 2006, he will retire from his office at the date of the AGM and will not seek for re-election. Mr. Xu Fengli who is a Supervisor has notified the Company that due to attaining retirement age, he will retire from his office at the date of the AGM and will not seek for re-election. Each of Mr. Chen and Mr. Xu confirmed that he has no disagreement with the Board and the Company and there is no other matter in relation to their retirement that needs to be brought to the attention of the Shareholders.

     As the term of offices of Mr. Jiang Jiemin, Mr. Zhou Jiping and Mr. Duan Wende as Directors and Mr. Sun Xianfeng as the Supervisor will expire on 17 May 2007, Mr. Jiang Jiemin, Mr. Zhou Jiping and Mr. Duan Wende have been nominated as candidates for re-election as members of the Board, and Mr. Sun Xianfeng has been nominated by the supervisory committee of the Company as candidate for re-election as member of the supervisory committee of the Company.

     As mentioned above, Mr. Xu Fengli will retire from his office and will not seek for re-election. The supervisory committee of the Company has nominated Mr. Zhang Jinzhu as candidate for election as a new Supervisor for the next term of office commencing on the date of the AGM.

     All the above five candidates will be re-elected and/or elected at the forthcoming AGM by resolutions passed by the Shareholders attending the meeting and holding more than half of the voting rights (including their proxies). The new term of office of the elected Directors and the Supervisors will be for a period of three years, which is proposed to commence on 16 May 2007 and will expire on 15 May 2010.

     Each of Mr. Jiang Jiemin, Mr. Zhou Jiping, Mr. Duan Wende, Mr. Sun Xianfeng and Mr. Zhang Jinzhu does not have any service contract with the Company. The Director's fee and the Supervisor's fees are fixed by the Board pursuant to the authority granted by the Shareholders at the AGM by reference to the Director's and Supervisor's duty, responsibilities and performance and the results of the Group. The emoluments of Mr. Jiang Jiemin, Mr. Zhou Jiping, Mr. Duan Wende and Mr. Sun Xianfeng for 2006 can be found in the annual report of the Company to be desptached to the Shareholders on or before 30 April 2007 and the Company will make disclosure of the Directors' and Supervisors' emoluments for 2007 in its annual report for 2007 in accordance with the Listing Rules.

                            LETTER FROM THE CHAIRMAN

     The biographical details of Mr. Jiang Jiemin, Mr. Zhou Jiping, Mr. Duan Wende, Mr. Sun Xianfeng and Mr. Zhang Jinzhu who will stand for re-election and election at the AGM as required under Rule 13.51(2) of the Listing Rules are set out below to enable the Shareholders to make an informed decision on their re-election and/or election.

     JIANG JIEMIN, aged 51, is the Vice Chairman and President of the Company and the General Manager of CNPC. Mr. Jiang is a senior economist and has been awarded with post-graduate qualification. Mr. Jiang has over 30 years of working experience in China's oil and gas industry. He was made Deputy Director of the Shengli Petroleum Administration Bureau in March 1993, Senior Executive of the Qinghai Petroleum Administration Bureau in June 1994 and Director of Qinghai Petroleum Administration Bureau in November 1994, Assistant to the General Manager and Team Leader for the Restructuring and Listing Preparatory Team of CNPC in February 1999, and a Director and Vice President of the Company from November 1999 to June 2000. Mr. Jiang was appointed Deputy Provincial Governor of Qinghai Province since June 2000, was made a member of the provincial party committee of the Qinghai Province and Deputy Provincial Governor of Qinghai since November 2000, and the deputy secretary of the provincial party committee of Qinghai Province and Deputy Provincial Governor of Qinghai since June 2003. Mr. Jiang became the Vice Chairman and President of the Company in May 2004 and the General Manager of CNPC since November 2006.

     ZHOU JIPING, aged 54, is a Director of the Company and a Deputy General Manager of CNPC. Mr. Zhou is a senior engineer and holds a master's degree. He has over 35 years of working experience in China's oil and gas industry. In November 1996, he was Deputy Director of the International Exploration and Development Co-operation Bureau of China National Petroleum Corporation and Deputy General Manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, he was appointed General Manager of China National Oil & Gas Exploration and Development Corporation and Deputy Director of the International Exploration and Development Co-operation Bureau of China National Petroleum Corporation. Since August 2001, he was the Assistant to the General Manager of CNPC and General Manager of China National Oil & Gas Exploration and Development Corporation. Since December 2003, Mr. Zhou has been a Deputy General Manager of CNPC. Mr. Zhou was appointed a Director of the Company in May 2004.

     DUAN WENDE, aged 55, is a Director and Senior Vice President of the Company. He is a senior engineer and has been awarded with post-graduate qualification. He has over 35 years of working experience in China's petrochemical industry. From April 1975 to May 1997, Mr. Duan was the Deputy Factory Manager of Fushun Chemical Fibres Factory, the Commander of the Fushun Ethylene Project Command Division, Deputy Factory Manager of the ethylene factory, the Factory Manager of the acrylic fibres factory and the detergent factory. He has been the Deputy Manager of Fushun Petrochemical Corporation since May 1997. He has been the Manager of Fushun Petrochemical Corporation since May 1999; he has been appointed as the General Manager of Fushun Petrochemical Branch Company since October 1999. He has been Assistant to the General Manager of CNPC since August 2001. He has been a Vice President of the Company since March 2002. He was appointed as a Director of the Company since May 2004. He has been appointed as a Senior Vice President of the Company since November 2005.

     SUN XIANFENG, aged 54, is a Supervisor of the Company and the Director of the Audit Department and the Audit Services Centre of CNPC. Mr. Sun holds a college degree. Mr. Sun worked as Deputy Director of the Supervisory Bureau of China National Petroleum Corporation from November 1996, before being transferred to the Eighth Office of the State Council Compliance Inspectors' General Office (Supervisory Committee of Central Enterprises Working Commission) as its temporary person-in-charge in June 1998. He has been the Deputy Director of the Audit Department of CNPC from October 2000, and as the Director of the Audit Services Centre since December 2000. He has been the Director of the Audit Department of CNPC and the Director of the Audit Services Centre since April 2004. He has been a Supervisor of the Company since May 2004.

                            LETTER FROM THE CHAIRMAN

     ZHANG JINZHU, aged 58, is a senior accountant and has been the Head of the Office of the Supervisory Committee of the Company since November 2005. Mr. Zhang has been awarded with a bachelor's degree in Chinese language and literature from Shandong Normal University, the PRC. Mr. Zhang had previously worked as the Deputy Director General of Bureau of Finance and Equipment of The Supreme Court of the People's Republic of China, Deputy Executive of the Petroleum Economic and Information Research Institute of CNPC and Vice-President of the Finance Department of the Company.

     Each of Mr. Jiang Jiemin, Mr. Zhou Jiping, Mr. Duan Wende, Mr. Sun Xianfeng and Mr. Zhang Jinzhu does not hold any directorship in other public listed companies in Hong Kong in the past three years.

     Each of Mr. Jiang Jiemin, Mr. Zhou Jiping, Mr. Duan Wende, Mr. Sun Xianfeng and Mr. Zhang Jinzhu does not have any relationship with any other Directors, Supervisors, senior management or substantial shareholders or controlling shareholder of the Company. As at the Latest Practicable Date, each of them does not have any interest in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

     In relation to the re-election of Mr. Jiang Jiemin, Mr. Zhou Jiping and Mr. Duan Wende as the directors of the Company and Mr. Sun Xianfeng as the supervisor of the Company and the election of Mr. Zhang Jinzhu as the supervisor of the Company, there is no information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there any other matters that need to be brought to the attention of the Shareholders.

DISPOSAL OF 70% INTEREST IN CHINA UNITED OIL

     On 18 March 2007, the Board announced that the Company had entered into the Equity Transfer Agreement with CNPC to dispose, subject to certain pre-conditions as set out in the Equity Transfer Agreement, its entire equity interest in China United Oil, representing 70% of the entire registered capital of China United Oil.

     CNPC is a connected person of the Company by virtue of it being a promoter and controlling shareholder of the Company and accordingly, the Disposal constitutes a connected transaction under the Listing Rules and is subject to reporting, announcement and Independent Shareholders' approval requirements under Chapter 14A of the Listing Rules. CNPC and its associates (as defined under the Listing Rules) will be required to abstain from voting in respect of the resolution approving the Disposal. Details of the Disposal, the letter of advice from the independent financial adviser to the independent board committee of the Company established for the purpose of reviewing and advising the Independent Shareholders on the Disposal and the Independent Shareholders in relation to the Disposal and the recommendation and opinion of the independent board committee after taking into consideration of the letter from the independent financial adviser will be set out in the Disposal Circular to be despatched to the Shareholders together with this circular.

     A resolution will be proposed at the AGM to approve the Disposal.

ANNUAL GENERAL MEETING

     An AGM will be held at Crowne Plaza Beijing Park View Wuzhou Hotel, No. 8 North Si Huan Zhong Road, Chaoyang District, Beijing, the PRC on 16 May 2007 at 9 a.m. to approve, among other things, the general mandate to issue shares by way of special resolution, the proposed re-election of Directors and Supervisor and election of Supervisor by ordinary resolutions and the Disposal by way of ordinary resolution. A form of proxy and the reply slip for use at the AGM are enclosed with this circular.

     The AGM Notice is set out in pages 9 to 13 of this circular.

                            LETTER FROM THE CHAIRMAN

     Whether or not you are able to attend the AGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon. To be valid, for holders of State-owned Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 1521, World Tower, 16 Andelu, Dongcheng District, Beijing, PRC (Postal code: 100011) not less than 24 hours before the time appointed for the AGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 46/F Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period.

     Holders of Domestic Shares and H Shares whose names appear on the register of members of the Company before 4:00 p.m. on 13 April 2007 (Friday) are entitled to attend the AGM. The register of members of the Company will be closed from 16 April 2007 to 16 May 2007 (both days inclusive), during which period no share transfer will be registered.

     The Articles of Association provides that Shareholders who intend to attend the AGM shall lodge a written reply to the Company 20 days before the date of the AGM (the "Reply Date"). In case the written replies received by the Company from the Shareholders indicating their intention to attend the AGM represent less than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the AGM and the date and venue of the AGM by way of a formal announcement. The AGM may be convened after the publication of such announcement.

     You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the AGM. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

RECOMMENDATIONS

     The Directors believe the General Issuance Mandate and the re-election of Mr. Jiang Jiemin, Mr. Zhou Jiping, Mr. Duan Wende and Mr. Sun Xianfeng and the election of Mr. Zhang Jinzhu are in the best interests of the Company as well as its Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favour of the relevant resolutions set out in the AGM Notice.

     The recommendation on the Disposal by the Directors is set out in the Disposal Circular.

PROCEDURES FOR DEMANDING A POLL

     In accordance with the Articles of Association, the vote of a general meeting of the Company shall be taken on a show of hands unless a request for a voting by poll is made by the following person(s) before or after a voting by a show of hands:

     (1)  the chairman of the meeting;

     (2)  at least two Shareholders with voting rights or their proxies;

     (3) a Shareholder or Shareholders (including his or their proxies) who solely or jointly hold(s) 10% or more of the Shares with rights to vote at the meeting.

     Unless a request for a voting by poll has been made, the chairman of the meeting shall, based on the results of the voting by a show of hands, announce the results of voting on a resolution and enter the same in

                            LETTER FROM THE CHAIRMAN

the minutes of the meeting.

     In accordance with Rule 13.39(4) of the Listing Rules, the chairman of the AGM will demand a poll in relation to the ordinary resolution for approving the Disposal.

                                                           Yours faithfully,
                                                         By order of the Board
                                                      PETROCHINA COMPANY LIMITED
                                                               CHEN GENG
                                                               Chairman

                        (PETROCHINA COMPANY LIMITED LOGO)

                              (Chinese Characters)

                           PETROCHINA COMPANY LIMITED

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (STOCK CODE: 857)

               NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2006

NOTICE IS HEREBY GIVEN that an Annual General Meeting of PetroChina Company Limited (the "Company") for the year 2006 will be held at 9 a.m. on 16 May 2007 at Crowne Plaza Beijing Park View Wuzhou Hotel, No. 8 North Si Huan Zhong Road, Chaoyang District, Beijing, the People's Republic of China (Post Code 100101) to consider, approve and authorise the following matters:

1. To consider and approve the Report of the Board of the Company for the year 2006;

2. To consider and approve the Report of the Supervisory Committee of the Company for the year 2006;

3. To consider and approve the Audited Financial Statements of the Company for the year 2006;

4. To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2006 in the amount and in the manner recommended by the Board;

5. To consider and approve the authorisation of the Board to determine the distribution of interim dividends for the year 2007;

6. To consider and approve the continuation of appointment of PricewaterhouseCoopers, Certified Public Accountants, as the international auditors of the Company and PricewaterhouseCoopers Zhong Tian CPAs Company Limited, Certified Public Accountants, as the domestic auditors of the Company, for the year 2007 and to authorise the Board of Directors to fix their remuneration;

7. To consider and approve the re-election of Mr. Jiang Jiemin as Director of the Company;

8. To consider and approve the re-election of Mr. Zhou Jiping as Director of the Company;

9. To consider and approve the re-election of Mr. Duan Wende as Director of the Company;

10. To consider and approve the re-election of Mr. Sun Xianfeng as Supervisor of the Company;

11. To consider and approve the election of Mr. Zhang Jinzhu as Supervisor of the Company;

12. To consider and, if thought fit, to pass the following as special resolution:

     "THAT:

     (a) The Board of Directors be and is hereby authorised to make such amendments to the Articles of Association of the Company as it thinks fit so as to increase the registered share capital of the Company and reflect the new capital structure of the Company upon the allotment and issuance of shares of the Company as contemplated in subparagraph
          (b) of this Resolution;

     (b) The Board of Directors be and is hereby granted, during the Relevant Period, an unconditional general mandate to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:

          (i) such mandate shall not extend beyond the Relevant Period save that the Board of Directors may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

          (ii) the number of the domestic shares and overseas listed foreign shares issued and allotted or agreed conditionally or unconditionally to be issued and allotted (whether pursuant to an option or otherwise) by the Board of Directors otherwise than pursuant to (x) a Rights Issue, or (y) any option scheme or similar arrangement adopted by the Company from time to time for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, shall not exceed 20% of each of its existing the domestic shares and overseas listed foreign shares of the Company in issue as at the date of this Resolution; and

          (iii) the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

     (c)  For the purposes of this Resolution:

          "Relevant Period" means the period from the passing of this Resolution until the earliest of:

          - the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

          - the expiration of the 12-month period following the passing of this Resolution; or

          - the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

          "Rights Issue" means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holder of other equity securities of the Company entitled to such offer, pro rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities;

     (d) Contingent on the Board of Directors resolving to issue shares pursuant to subparagraph (b) of this Resolution, the Board of Directors be and is hereby authorised to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such shares (including, without limitation, determining the size of the issue, the issue price, the use of proceeds from the issue, the target of the issue and the place and time of the issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreements), and making all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, including but not limited to registering the increased registered capital of the Company with the relevant authorities in the PRC in accordance with the actual increase of capital as a result of the issuance of shares pursuant to subparagraph (b) of this Resolution);

     (e) For the purpose of issuance of shares in accordance with this Resolution, the Board of Directors be and is hereby authorised to establish a special committee of the Board or a special execution committee of the Board and to authorise such committee to execute Board resolutions and sign on behalf of the Board all relevant documents".

13. To consider and, if thought fit, to pass the following as ordinary resolution:

     " THAT the equity interest transfer agreement dated 18 March 2007 in relation to the connected transaction arising as a result of the disposal of a 70% equity interest in China National United Oil Corporation by PetroChina Company Limited to China National Petroleum Corporation (the "DISPOSAL"), as set out in the circular of PetroChina Company Limited dated 30 March 2007 and the transactions contemplated thereunder be and is hereby generally and unconditionally approved."

14.  To consider and approve other matters, if any.

                                                         By Order of the Board
                                                      PETROCHINA COMPANY LIMITED
                                                               LI HUAIQI
                                                        Secretary to the Board

                                                             30 March 2007

Notes:

1. Important: You should first review the annual report of the Company for the year 2006 before appointing a proxy. The annual report for the year 2006 will include the Report of the Directors for the year 2006, the Report of the Supervisory Committee for the year 2006 and the Audited Financial Statements for the year 2006 for review by the shareholders of the Company (the "Shareholders"). The annual report for the year 2006 is expected to be despatched to Shareholders on or before 30 April 2007 to the addresses as shown in the register of members of the Company.

2. The register of members of the Company will be closed from Monday, 16 April 2007 to Wednesday, 16 May 2007 (both days inclusive), during which time no share transfers will be effected. Holders of the Company's H shares and State-owned shares whose names appear on the register of members of the Company at 4:00 p.m. on Friday, 13 April 2007 are entitled to attend and vote in respect of all resolutions to be proposed at the annual general meeting, save and except for Resolution No. 13. where CNPC and its associates (as defined under the Listing Rules) are required to abstain from voting on such resolution.

     The address of the share registrar of the Company's H shares is:

     Hong Kong Registrars Limited
     Rooms 1712-1716,
     17/F Hopewell Centre,
     183 Queen's Road East,
     Hong Kong

3. Each Shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at this annual general meeting. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2006, which is expected to be despatched to the Shareholders on or before 30 April 2007.

4. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

5. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of State-owned shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Secretariat of the Board of Directors of the Company not less than 24 hours before the time appointed for the holding of the annual general meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong) within the same period.

6. Shareholders who intend to attend this annual general meeting in person or by proxy should return the reply slip accompanying each notice of annual general meeting to the Secretariat of the Board of Directors on or before Wednesday, 25 April 2007 by hand, by post or by fax.

7. This annual general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this annual general meeting are responsible for their own transportation and accommodation expenses.

8.   The address of the Secretariat of the Board of Directors is as follows:

     Room 1521, World Tower
     16 Andelu, Dongcheng District,
     Beijing, PRC
     Postal code: 100011
     Contact person: Li Huaiqi
     Tel: (8610) 8488 6270
     Fax: (8610) 8488 6260

9. As at the date of this notice, the Board comprises Mr. Chen Geng as the Chairman; Mr. Jiang Jiemin as the Vice Chairman; Mr. Duan Wende as executive Director; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive Directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive Directors.

                       (PETROCHINA COMPANY LIMITED LOGO)

                              (Chinese Characters)

                           PETROCHINA COMPANY LIMITED

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (Stock Code: 857)

                  FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

                     TO BE HELD ON WEDNESDAY, 16 MAY 2007(1)

Number of shares to which this Proxy relates(2)   ______________
Type of shares (State-owned shares or H shares)
   to which this Proxy relates(2)                 ______________

I/We(3) _____________________________________________________________________ of
________________________________________________________________________________
(address as shown in the register of members) being shareholder(s) of PETROCHINA COMPANY LIMITED (the "Company") hereby appoint the Chairman of the Meeting or(4) __________________________________________ of _________________________________
as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Crowne Plaza Beijing Park View Wuzhou Hotel, No. 8 North Si Huan Zhong Road, Chaoyang District, Beijing, the People's Republic of China (Post Code 100101) on Wednesday, 16 May 2007 at 9 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Annual General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

                                   RESOLUTIONS                                     FOR(5)   AGAINST(5)   ABSTAIN(5)
                                   -----------                                     ------   ----------   ----------
1.   To consider and approve the Report of the Board of Directors of the Company for the year 2006.

2. To consider and approve the Report of the Supervisory Committee of the Company for the year 2006.

3. To consider and approve the Audited Financial Statements of the Company for the year 2006.

4. To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2006 in the amount and in the manner recommended by the Board of Directors.

5. To consider and approve the authorisation of the Board of Directors to determine the distribution of interim dividends for the year 2007.

6. To consider and approve the continuation of appointment of PricewaterhouseCoopers, Certified Public Accountants, as the international auditors of the Company and PricewaterhouseCoopers Zhong Tian CPAs Company
     Limited, Certified Public Accountants, as the domestic auditors of the Company, for the year 2007 and to authorise the Board of Directors to fix their remuneration.

7. To consider and approve the re-election of Mr. Jiang Jiemin as Director of the Company.

8. To consider and approve the re-election of Mr. Zhou Jiping as Director of the Company.

9. To consider and approve the re-election of Mr. Duan Wende as Director of the Company.

10. To consider and approve the re-election of Mr. Sun Xianfeng as Supervisor of the Company.

11. To consider and approve the election of Mr. Zhang Jinzhu as Supervisor of the Company.

12. To consider and approve, by way of special resolution, to grant a general mandate to the Board of Directors to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares in the Company not exceeding 20% of each of its existing domestic shares and overseas listed foreign shares of the Company in issue.

13.  To consider and approve the equity interest transfer agreement dated 18
     March 2007 and the transactions contemplated thereunder.

14.  To consider and approve other matters, if any.


Date                         2007   Signature(s)(6)
     -----------------------                        ----------------------------

Notes:

1. IMPORTANT: YOU SHOULD FIRST REVIEW THE ANNUAL REPORT OF THE COMPANY FOR THE YEAR 2006, WHICH IS EXPECTED TO BE DESPATCHED TO SHAREHOLDERS ON OR BEFORE 30 APRIL 2007, BEFORE APPOINTING THE PROXY. THE ANNUAL REPORT FOR THE YEAR 2006 WILL INCLUDE THE REPORT OF THE DIRECTORS FOR THE YEAR 2006, THE REPORT OF THE SUPERVISORY COMMITTEE FOR THE YEAR 2006 AND THE AUDITED FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR 2006 FOR REVIEW BY THE SHAREHOLDERS.

2. Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of shares (State-owned shares or H shares) to which this form of proxy relates.

3. Please insert the full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.

4. If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.

5. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED "AGAINST". If you wish to abstain from voting on any resolution, tick in the box marked: "ABSTAIN". Any abstain vote or waiver to vote shall be disregarded as voting rights for the purpose of calculating the result of that resolution. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.

6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarised.

7. Where there are joint holders of any shares, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shares shall alone be entitled to vote in respect thereof.

8. To be valid, for holders of State-owned shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 1521, World Tower, 16 Andelu, Dongcheng District, Beijing, PRC (Postal code 100011) not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period

                       (PETROCHINA COMPANY LIMITED LOGO)

                              (Chinese Characters)

                           PETROCHINA COMPANY LIMITED

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (STOCK CODE: 857)

                                   REPLY SLIP

To: PetroChina Company Limited (the "Company")

I/We(1) _____________________________ (English name): __________________________
of ______________________________________________________________ (address as shown in the register of members) (telephone number(s)(2): ____________________) being the registered holder(s) of(3) ___________________________________________
State-owned/H(4) share(s) of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Annual General Meeting of the Company to be held at Crowne Plaza Beijing Park View Wuzhou Hotel, No. 8 North Si Huan Zhong Road, Chaoyang District, Beijing, the People's Republic of China (Post Code 100101) on 16 May 2007 at 9 a.m.

Date: ____________________ 2007


Signature(s):
              ---------------------------

Notes:

(1) Please insert full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.

(2) Please insert telephone number(s) at which you can be contacted for confirmation purpose.

(3)  Please insert the number of shares registered under your name(s).

(4)  Please delete as appropriate.

(5) The completed and signed reply slip should be delivered to the Secretariat of the Board of Directors of the Company at Room 1521, World Tower, 16 Andelu, Dongcheng District, Beijing, PRC (Postal code 100011) on or before Wednesday, 25 April 2007 personally, by mail or by fax (fax number: (8610) 8488 6260).

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PetroChina Company Limited


Dated: April 2, 2007                    By: /s/ Li Huaiqi
                                            ------------------------------------
                                        Name: Li Huaiqi
                                        Title: Company Secretary